FORM 40-8B25

APPLICATION FOR EXTENSION OF TIME

FOR FORM N-CSR AND FORM N-CEN

811-23793

Investment Company Act File Number

TIDAL TRUST II

(formerly Tidal ETF Trust II until November 14, 2022)

(exact name of registrant as specified in its charter)

Delaware statutory trust

(State or other jurisdiction of incorporation or organization)

234 West Florida Street, Suite 700

Milwaukee, Wisconsin

(Address of principal executive offices)

53204

(Zip Code)

(844) 986-7676

(Registrant's telephone number)

PART I

RULE 8b-25

Tidal Trust II (the "Trust" or the "Registrant"), on behalf of the series listed below (each, a "Fund" and collectively, the "Funds"), files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the "1940 Act") (17 CFR 270.8b-25). This application requests relief with respect to both (i) the Trust's Form N-CSR filing covering the Funds and (ii) the portions of the Trust's Form N-CEN filing required for the Funds, in each case for the fiscal year or period ended April 30, 2026.

Rule 30e-1 under the 1940 Act requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company's registration form under the 1940 Act, which must be transmitted within 60 days after the close of the period for which the report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report required to be transmitted under Rule 30e-1. Accordingly, for the Funds' fiscal year or period ended April 30, 2026, the annual report was required to be transmitted no later than June 29, 2026, and Form N-CSR was required to be filed no later than July 9, 2026.

Rule 30a-1 under the 1940 Act requires every management investment company to file an annual report on Form N-CEN at least every 12 months and not more than 75 calendar days after the close of each fiscal year. General Instruction C.1 to Form N-CEN similarly requires Form N-CEN to be filed not later than 75 days after the close of the fiscal year. Accordingly, the prescribed filing date for the Trust's Form N-CEN for the fiscal year ended April 30, 2026 was July 14, 2026. General Instruction C.1 further provides that an extension of up to 15 calendar days may be obtained by following the procedures specified in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Trust is unable to complete the Form N-CSR filing covering the Funds and the Form N-CEN filing requirements relating to the Funds within the prescribed time periods without unreasonable effort or expense for the reasons described in the Trust's Form 12b-25 filings made on July 10, 2026 with respect to Form N-CSR (Accession No. 0001999371-26-014732) and on July 15, 2026 with respect to Form N-CEN (Accession No. 0001999371-26-015088). The July 15, 2026 Form 12b-25 addressed the required series-level portions of Form N-CEN for the Funds following the Trust's July 14, 2026 Form N-CEN filing for the period ended April 30, 2026.

The Trust requires additional time to complete review, reconciliation, and financial statement finalization procedures relating to the classification and presentation of the Funds' total return swap activity, including realized gains and losses, unrealized appreciation and depreciation, and related receivable and payable balances with swap counterparties and brokers, in light of the increased volume and complexity of such activity during the period. The Trust, its service providers, and the Funds' independent registered public accounting firm are continuing to work diligently to resolve the remaining matters and complete both filings.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report at the time it is required to be filed. In light of the facts and circumstances described above, it is impractical for the Trust to complete and file both the Form N-CSR covering the Funds and the Form N-CEN information required for the Funds within the prescribed time periods. The Trust respectfully requests that the filing dates for Form N-CSR and Form N-CEN for the fiscal year or period ended April 30, 2026 be extended to September 8, 2026 and September 12, 2026, respectively.

The Trust expects to file the Form N-CSR covering the Funds and the Form N-CEN information required for the Funds by the respective extension dates requested pursuant to Rule 8b-25 and to transmit the related annual reports to shareholders upon completion. The Trust expects to file an amendment to Form N-CEN including the omitted Defiance ETF information within the extension period provided by Rule 12b-25.

As conditions to the relief requested, the Trust will:

1.	continue to devote appropriate personnel and resources to completing the outstanding review, reconciliation, audit-support, financial statement, and reporting procedures;
2.	complete and file both the Form N-CSR covering the Funds and the Form N-CEN information required for the Funds as soon as practicable, and no later than the respective requested extension dates; and
3.	maintain appropriate oversight by management and the Board of Trustees, including the Audit Committee, regarding the status and completion of the filings.

Defiance ETFs

Fund Name	Fund Name
Defiance 2X Daily Long Pure Drone and Aerial Automation ETF	Defiance 2X Daily Long Pure Quantum ETF
Defiance Daily 2X Space ETF (formerly Defiance Pure Space Daily 2X Strategy ETF)	Defiance Daily Target 2X Long AMAT ETF
Defiance Daily Target 2X Long ANET ETF	Defiance Daily Target 2X Long AVAV ETF
Defiance Daily Target 2X Long AVGO ETF	Defiance Daily Target 2X Long B ETF
Defiance Daily Target 2X Long Copper Miners ETF	Defiance Daily Target 2X Long CVNA ETF
Defiance Daily Target 2X Long DKNG ETF	Defiance Daily Target 2X Long HIMS ETF
Defiance Daily Target 2X Long HOOD ETF	Defiance Daily Target 2X Long IONQ ETF
Defiance Daily Target 2X Long IREN ETF	Defiance Daily Target 2X Long KEEL ETF
Defiance Daily Target 2X Long LLY ETF	Defiance Daily Target 2X Long LMND ETF
Defiance Daily Target 2X Long LUNR ETF	Defiance Daily Target 2X Long MP ETF
Defiance Daily Target 2X Long MRNA ETF	Defiance Daily Target 2X Long MSTR ETF
Defiance Daily Target 2X Long NOK ETF	Defiance Daily Target 2X Long NVO ETF
Defiance Daily Target 2X Long OKLO ETF	Defiance Daily Target 2X Long ONDS ETF
Defiance Daily Target 2X Long JPM ETF	Defiance Daily Target 2x Long PM ETF
Defiance Daily Target 2X Short LLY ETF	Defiance Daily Target 2X Long ORCL ETF
Defiance Daily Target 2X Long OSCR ETF	Defiance Daily Target 2X Long PL ETF

Fund Name	Fund Name
Defiance Daily Target 2X Long POET ETF	Defiance Daily Target 2X Long QS ETF
Defiance Daily Target 2X Long RCAT ETF	Defiance Daily Target 2X Long RGTI ETF
Defiance Daily Target 2X Long RIOT ETF	Defiance Daily Target 2X Long RKLB ETF
Defiance Daily Target 2X Long RKT ETF	Defiance Daily Target 2X Long SMCI ETF
Defiance Daily Target 2X Long SOFI ETF	Defiance Daily Target 2X Long SOUN ETF
Defiance Daily Target 2X Long VST ETF	Defiance Daily Target 2X Long ZETA ETF
Defiance Daily Target 2X Short AMD ETF	Defiance Daily Target 2X Short ASTS ETF
Defiance Daily Target 2X Short BMNR ETF	Defiance Daily Target 2X Short HOOD ETF
Defiance Daily Target 2X Short IONQ ETF	Defiance Daily Target 2X Short MSTR ETF
Defiance Daily Target 2X Short OKLO ETF	Defiance Daily Target 2X Short PLTR ETF
Defiance Daily Target 2X Short QBTS ETF	Defiance Daily Target 2X Short RGTI ETF
Defiance Daily Target 2X Short RKLB ETF	Defiance Daily Target 2X Short SMCI ETF
Defiance Daily Target 2X Short TSM ETF

PART II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this application:

Aaron J. Perkovich Treasurer and Principal Financial Officer Tidal Trust II 234 West Florida Street, Suite 700 Milwaukee, Wisconsin 53204 262.318.8460

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

TIDAL TRUST II

By: /s/ Aaron J. Perkovich

Aaron J. Perkovich

Treasurer and Principal Financial Officer

Date: July 24, 2026